NEWS RELEASE

Vancouver, B.C. – March 8, 2017 – Mr. Dan Kriznic, director of Invictus MD Strategies Corp. (the "Issuer"), announces that on March 2, 2017, he was granted stock options (the "Options") to purchase 1,000,000 common shares of the Issuer exercisable at a price of $1.75 per common share on or before March 2, 2022.

Prior to the grant of Options, Mr. Kriznic had ownership and control, directly and indirectly, of 2,308,204 common shares, 85,000 warrants and 1,555,000 stock options of the Issuer, representing approximately 6.07% of the issued and outstanding common shares of the Issuer on a non-diluted basis and approximately 9.96% of the issued and outstanding common shares of the Issuer when assuming exercise of all 85,000 warrants and 1,555,000 stock options held by Mr. Kriznic.

Immediately after the grant of Options, Mr. Kriznic had ownership and control, directly and indirectly, of 2,308,204 common shares, 85,000 warrants and 2,555,000 stock options of the Issuer, representing approximately 6.07% of the issued and outstanding common shares of the Issuer on a non-diluted basis and approximately 12.17% of the issued and outstanding common shares of the Issuer when assuming exercise of all 85,000 warrants and 2,555,000 stock options held by Mr. Kriznic.

A copy of the early warning report in respect of the foregoing matters has been filed under the Issuer's profile on the System for Electronic Document Analysis and Review (SEDAR) at www.sedar.com. You may also contact Dan Kriznic, Chairman & CEO of the Issuer, in order to obtain a copy of the early warning report at Suite 3123 – 595 Burrard Street, PO Box 49139, Three Bentall Centre, Vancouver, BC V7X 1J1 or at (604) 368-6437.